EXHIBIT 99.1

NEVADA CHEMICALS, INC.

FOR IMMEDIATE RELEASE:  October 31, 2006

CONTACT:	John T. Day, President/CEO
Dennis P. Gauger, CFO
Nevada Chemicals, Inc.
801-984-0228

Nevada Chemicals, Inc. Announces 3rd Quarter 2006 Earnings

John T. Day, President and Chief Executive Officer of Nevada Chemicals, Inc. (NASDAQ/NMS:NCEM), today announced earnings for the third quarter ended September 30, 2006.  The Company had net income of $816,000 or $0.12 per share compared to $592,000 or $0.08 per share in the third quarter of 2005.  For the nine months ended September 30, 2006, the Company had net income of $2,135,000, or $0.31 per share, compared to net income of $1,492,000, or $0.21 per share, for the nine months ended September 30, 2005.  The earnings reported represent an increase in net income of 38% over the prior year quarter and 43% over the prior year nine-month period.

Cyanco, the Company’s joint venture, has benefited from the lag effect in pricing as the cost of raw materials decreased over prior quarters.  The Company anticipates continued volatility in the cost of raw materials.  Cyanco continues to review strategies to meet the anticipated sodium cyanide demand caused by sustained higher gold prices.  “Gold prices appear to have temporarily stabilized in the $600 per ounce range and there continues to be interest on the part of the gold mines to review strategies to exploit the higher gold prices,” said Day.  “This was probably the reason for higher quantities of product sold by Cyanco during the quarter and nine months.”

Nevada Chemicals has no long-term debt and enjoys a balance of cash and cash equivalents over $2.00 per share. The Company declared cash dividends totaling $0.23 per share for the nine months ended September 30, 2006, as compared to $0.20 for the nine months ended September 30, 2005. Since the second quarter of 2003, the Company has declared quarterly dividends that totaled $0.27, $0.23, and $0.15 per share for the full years ended December 31, 2005, 2004 and 2003, respectively.

Cyanco is a 50/50 joint venture company of Nevada Chemicals, Inc. and Degussa Corporation.  Cyanco has produced and marketed liquid sodium cyanide to the western United States gold mining region for the past 16 years.

NEVADA CHEMICALS, INC.
CONDENSED CONSOLIDATED STATEMENT OF INCOME
AND BALANCE SHEET DATA (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Revenues and Equity in Earnings of Joint Venture	$1,822,000	$939,000	$5,633,000	$2,494,000

Income before provision for income taxes	$1,556,000	$880,000	$4,841,000	$2,219,000

Net income	$816,000	$592,000	$2,135,000	$1,492,000

Earnings per Common Share Assuming Dilution	$0.12	$0.08	$0.31	$0.21

Stockholders’ Equity	$22,579,000	$21,706,000	$22,579,000	$21,706,000

Total Assets	$27,560,000	$26,947,000	$27,560,000	$26,947,000

Weighted Average Common Shares Outstanding – Fully Diluted	6,985,000	6,975,000	6,953,000	6,947,000

Note:  The foregoing contains “forward looking” statements that are pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995.  Editors and investors are cautioned that forward looking statements involve risks and uncertainties that may affect the Company’s business prospects and performance.  These include, but are not limited to economic, competitive, governmental, technological and other factors discussed in the Company’s reports to shareholders and periodic filings with the Securities and Exchange Commission.